FOURTH AMENDMENT TO PORTFOLIO MANAGEMENT AGREEMENT

For The Catholic SRI Growth Portfolio

AMENDMENT made this 26th day of March, 2019, to the Portfolio Management Agreement (“Agreement”) made the 15th day of December, 2015, (“Effective Date”) between Mellon Investments Corporation (f/k/a BNY Mellon Asset Management North America Corporation), a corporation organized under the laws of Delaware (“Portfolio Manager”), and The HC Capital Trust, a Delaware statutory trust (“Trust”). All capitalized terms used in this Amendment and not defined herein shall have the same meaning ascribed to them in the Agreement. Except as specifically set forth herein, all other provisions of the Agreement shall remain in full force and effect.

WHEREAS, Portfolio Manager provides day-to-day portfolio management services to a portion of the HC Capital Trust – The Catholic SRI Growth Portfolio (“Account”), a separate series of the Trust, pursuant to the Agreement;

WHEREAS, as of January 31, 2018, Mellon Capital Management Corporation changed its corporate name to BNY Mellon Asset Management North America Corporation and on January 2, 2019, BNY Mellon Asset Management North America Corporation changed its corporate name to Mellon Investments Corporation; and

NOW, THEREFORE, it is hereby agreed that Section 2(b)(v) of the Agreement will be replaced in its entirety by the following:

“(v) vote proxies relating to investments held in the Account in accordance with the ISS Sustainability Proxy Voting Guidelines.”

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their officers thereunto duly authorized as of the day and year first written above.

ATTEST:	Mellon Investments Corporation

	By:	/s/ Rose Huening-Clark
Rose Huening Clark, Managing Director

ATTEST:	The HC Capital Trust (on behalf of The Catholic SRI Growth Portfolio)

	By:	/s/ Colette Bergman
Colette Bergman, VP & Treasurer